Exhibit 99.3

Hello Everyone,

My name is Maxine from the Research here at Masterworks.

Today we’re pleased to bring you xWxoxoxdx xSxhxexlxfx xWxixtxhx xBxaxlxlx, by the sensational artist, Jonas Wood.

Jonas Wood is an internationally renowned contemporary American artist best known for his bold quasi-abstract prints, drawings, and paintings of interiors, portraits, and still lives of pots, basketballs, and other pop culture paraphernalia.

The Artwork is a prime example of Jonas Wood’s interior still life paintings and features many of the artist’s most popular motifs: tropical potted plants, his wife’s ceramics, wood grain furniture, and basketballs. Jonas Wood makes subtle personal references in his still life’s that give his paintings an intimate, unstaged quality.

So why do we like this painting? Three reasons:

One: His market has shown a 34.9% Annual Appreciation of Similar Works based on data from selected sales occurring from May 13, 2015, to December 1, 2021

Two: Top auction prices for comparable artworks include Yellow Still Life with Grating, which sold for $4.6 million at Christie’s Hong Kong on December 1, 2021, and represents the artist’s third-highest auction record.

Three: Two out of Jonas Wood’s top three auction records are interior still lifes with potted plants on wood grain furniture, making the Artwork a highly desirable subject in the artist’s oeuvre.

Thank you for joining us, and we look forward to bringing you this incredible work by Jonas Wood.